Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this Form 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “PainReform,” the “Company,” “we,” “us” and “our” refer to PainReform Ltd, an Israeli company. “NIS” means New Israeli Shekel, and “$,” “US$,” “U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern;

•	our history of losses and needs for additional capital to fund our operations and our ability to obtain additional capital on acceptable terms, or at all;

•	our dependence on the success of our initial product candidate, PRF-110, OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution;

•	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates;

•	our limited experience managing clinical trials;

•	our ability to retain key personnel and recruit additional employees;

•	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

•	the impact of competition and new technologies;

•	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

•	our ability to establish and maintain strategic partnerships and other corporate collaborations;

•	the implementation of our business model and strategic plans for our business and product candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	the overall global economic environment;

•	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market;

•	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

•	statements as to the impact of the political and security situation in Israel on our business, including due to the current security situation in Israel; and

•	those factors referred to in “Risk Factors” as well as in our most recent Annual Report on Form 20-F, or any updates in our Reports on Form 6-K, generally.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the Form 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Most recently, in August 2025, we closed an investment in LayerBio, Inc., or Layer Bio, a privately held Boston-based biotechnology company, advancing sustained-release drug delivery technologies in ophthalmology. With this transaction, we acquired a majority equity interest in LayerBio that plans to initiate the next clinical trial of OcuRing™-K, LayerBio’s lead investigational product for pain and inflammation control following cataract surgery.

Previously in March 2025, we acquired the business operations related to an AI-driven solar analytics technology, DeepSolar. Through DeepSolar, we also deliver advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments.

PRF-110

PRF-110, our first product candidate, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

In a small, 15-patient Phase 2 proof-of-concept clinical study in hernia repair, PRF-110 provided substantial pain reduction for up to 72 hours post-operatively. A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local analgesic agent, ropivacaine, alone. As indicated in the FDA approved drug description, ropivacaine provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and was non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well-characterized local analgesic agent and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA, mitigating many potential safety issues that are common in drug development.

In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States, for pain treatment of patients undergoing bunionectomy, successfully completing the first part of the Phase 3 clinical study soon thereafter in a PK study of 15 patients undergoing bunionectomy. In June 2024, we completed patient enrollment in our Phase 3 clinical trial for our PRF-110 product. In total, 428 patients were enrolled at eight clinical sites across the U.S. The primary efficacy endpoint was mean area under the curve, or AUC, of the numerical rating scale, or NRS, of pain intensity scores over 72 hours (AUC0-72) for PRF110 compared with placebo.

In November 2024, we announced that the initial analysis of the topline data indicates that PRF-110 demonstrated statistically significant superiority over placebo in reducing pain during the first 48 hours following surgery. However, data pertaining to the subsequent 24-hour period, which was essential for assessing the primary endpoint of the trial, was unclear due to incoherence of the data. In December 2024, following further investigation, we determined that the data from the final 24- hour period could not be clarified to satisfy the study’s primary endpoint 72 hours requirement and therefore it did not meet the primary endpoint of the study. Despite this setback, we initiated research and development activities to better understand and refine the pharmaco-kinetics and pharmaco-dynamics of PRF-110 based on the data received from the study. These efforts are intended to potentially resolve this issue to support future clinical trials.

OcuRing™-K

On July 10, 2025, we entered into a Preferred Stock Purchase Agreement with LayerBio for the purchase of 7,331,378 shares of preferred stock of LayerBio, which at closing constituted 51% of the issued and outstanding share capital of LayerBio on a fully diluted basis. The transaction closed in August 2025.

OcuRing™-K, LayerBio’s lead product candidate, is a patent-protected, sustained-release intraocular ring designed to deliver Ketoralac an anti-inflammatory and analgesic drug to be introduced intra-surgically during cataract procedures. It is a bioerodible implant that offers a transformative alternative to the current standard of care, which commonly relies on frequent topical eye drops, including corticosteroids and NSAIDs. These prior regimens are poorly absorbed, can be difficult for elderly patients to adhere to, and carry risks of intraocular pressure elevation, delayed wound healing, and systemic side effects.

Unlike traditional treatments, OcuRing™-K provides a single-application, fully “dropless” solution, fully in line with the surgeon’s workflow, designed to deliver controlled, localized, and extended release of non-opiate and non-steroidal agent therapy directly in the surgical site. This innovative platform eliminates patient compliance issues and reduces the need for multiple medications during the critical postoperative healing phase, addressing a major unmet need expressed by both patients and providers in the ophthalmic community.

LayerBio's technology allows extended drug release from a single application, minimizing the need for patient-administered drops. Site-specific delivery maximizes local effect while reducing systemic exposure. Its biodegradable design eliminates the need for removal of the insert, and its versatile drug loading enables the delivery of a wide range of therapeutics (NSAIDs, antibiotics, steroids, anti-VEGF agents).

Together with LayerBio we plan to advance OcuRing™-K through the next stage of clinical development in the U.S., where FDA approval could unlock access to a high-volume, reimbursable market. In addition to cataract surgery, the companies will explore broader ophthalmic uses, including glaucoma, corneal transplants, and anti-infective applications.

Deep Solar Business

On February 17, 2025, we entered into a business acquisition agreement with BladeRanger Ltd., or BladeRanger, an Israeli technology company established on December 3, 2015, specializing in innovative solutions to optimize the efficiency and profitability of photovoltaic (PV) solar panels, pursuant to which we acquired 100% of the business activities, software, and knowledge base associated with DeepSolar technology. The transaction closed on March 5, 2025.

The DeepSolar technology is a cutting-edge AI-powered analytics software that optimizes the efficiency and profitability of solar energy assets. DeepSolar’s software helps solar system assets owners maximize energy production and increase profitability through an AI based software that monitors and analyzes their solar assets. Its technology integrates seamlessly with supervisory control and data analytics (SCADA) systems via a centralized dashboard, offering monitoring, performance analytics, and automated maintenance solutions. The DeepSolar technology extracts the data and analyzes it, while providing actionable insights that help boost productivity and enhance control through automatic tools for daily monitoring and reporting and with top-down and bottom-up operational dashboards.

Active in both the business to business and business-to-business-to-consumer (B2B2C) sectors, where we provide solutions directly to commercial partners and solar operators who, in turn, serve end-consumers. DeepSolar aims to provide enterprise-level solutions for large-scale solar operators and residential applications for individual homeowners. In the commercial sector, our technology helps solar farms reduce operational inefficiencies and increase energy output. In the residential market, its mobile app, MyDeepSolar, empowers homeowners to optimize their solar investments, detect inefficiencies, and reduce energy costs. The DeepSolar technology can cut operational costs while maximizing energy production, presenting a significant market opportunity across multiple verticals.

In March 2025, the Company signed its first customer agreement since the acquisition and expanded DeepSolar’s pipeline. In addition, we launched a new reporting module that delivers plant insights across different lifecycle stages, such as post-commissioning and EPC warranty expiration. In parallel, we advanced research and POCs to adapt the product to market needs, further strengthening DeepSolar’s differentiation and growth potential. We are still in the very early stages of commercializing the DeepSolar solution having generated limited revenue to date.

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary drug delivery system and PRF-110, and raising capital.

We have not generated any significant revenue and have funded our business primarily through the sale of our ordinary shares, warrants and issuance of convertible loans.

We expect to continue to incur significant expenses and increasing losses for the next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

●	incorporate the operations of the DeepSolar business into our operations;

●	continue the ongoing and planned preclinical and clinical development of our drug candidates;

●	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

●	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

●	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	implement operational, financial and management systems; and

●	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

Financial Operations Overview

Revenue

We have not generated any significant revenue to date and do not expect to generate any revenue from our drug development business unless or until we obtain regulatory approval and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments. We expect to generate revenue in the future from the commercialization of the DeepSolar.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under agreements with contract research organizations, as well as CMOs and consultants that conduct preclinical studies and clinical trials;

●	costs associated with preclinical activities and development activities; and

●	costs associated with technology and intellectual property licenses.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include directors’ and officers’ liability insurance premiums, costs associated with being a publicly traded company, fees associated with investor relations, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs. In addition, if our current or future drug candidates are approved for sale, we expect that we will incur expenses associated with building our commercial and distribution infrastructure.

Financial Income (Expenses), Net

Financial (income) expenses, net, primarily consists of interest from deposits, Issuance costs of warrants, change in fair value of derivative warrant liability, losses from warrants issuing, bank management fees and commissions and exchange rate differences expenses.

Results of Operations

The table below provides our results of operations for the six months ended June 30, 2025 and 2024.

	Six Months Ended June 30,
	2025	2024
	(US$ thousands)
Statements of comprehensive loss data:
Amortization of intangible assets	$(173)	$-
Research and development	(278)	(11,407)
General and administrative	(1,917)	(1,503)
Total operating loss	(2,368)	(12,910)
Financial income, net	52	92
Net loss	(2,316)	(12,818)

Research and development expenses. Research and development expenses were $278,000 for the six months ended June 30, 2025 compared to $11.4 million for the six months ended June 30, 2024, a decrease of $11.4 million. The decrease was primarily due to the finalization of the Phase 3 clinical trial evaluating PRF-110 in 2024.

General and administrative expenses. General and administrative expenses were $1.9 million for the six months ended June 30, 2025 compared to $1.5 million for the six months ended June 30, 2024. The increase of $0.4 million in general and administrative expenses is primarily due to an increase in legal costs and share based options costs.

Financial income, net. Financial income, net was $52,000 for the six months ended June 30, 2025 compared to $92,000 financial income, net for the six months ended June 30, 2024. The decrease was primarily due to a decrease in cash and equivalents.

Net loss. As a result of the foregoing, we incurred a net loss of $2.3 million for the six months ended June 30, 2025 compared to a net loss of $12.8 million for the six months ended June 30, 2024, a decrease of $10.5 million. The decrease was primarily due to the finalization of the Phase 3 clinical trial evaluating PRF-110.

Liquidity and Capital Resources

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, and capital raising activities. We are still in our development stage with respect to our development of PRF-110 and OcuRing™-K and have not yet generated revenues from our drug development business. Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We not yet generated significant revenues from the commercialization of Deep Solar.

We have incurred significant losses and negative cash flows from operations since our inception. For the six months ended June 30, 2025, and 2024 we incurred losses of $2.3 million, and $12.8 million, respectively, and had negative operating cash outflows of $2.0 million, and $8.6 million for the six months ended June 30, 2025 and 2024 respectively. As of June 30, 2025, we had an accumulated deficit of approximately $58.8 million. We have funded our operations to date primarily through equity financings and, as of June 30, 2025, we had cash and cash equivalents (including restricted cash) of approximately $3.5 million and a positive working capital of approximately $1.5 million.

In October 2024, we entered into an At The Market Offering Agreement, or the ATM Agreement, with H.C. Wainwright & Co., LLC, as sales agent pursuant to which we may offer and sell, from time to time through the sales agent our ordinary shares up to $1.35 million. In January 2025, we increased the at-the-market equity program by an additional $4 million. As of September 30, 2025, we sold 1,768,361 shares pursuant to the ATM Agreement for aggregate gross proceeds of approximately $5.35 million.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, OcuRing™-K and the DeepSolar solution, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to support our operations. Therefore, there is substantial doubt about our ability to continue as a going concern.

Management’s plans include raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships and generating revenues from the commercialization of the DeepSolar solution. There are no assurances, however, that we will successfully obtain the level of financing needed for our operations. If we are unsuccessful in raising capital, we may need to reduce activities, curtail, or abandon some or all of our operations, which could materially harm our business, financial condition and results of operations.

Substantial Doubt About Ability to Continue as a Going Concern

These factors raise substantial doubt on our ability to continue to operate as a going concern. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of PRF-110 and OcuRing™-K;

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 and OcuRing™-K for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110 and OcuRing™-K;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 and OcuRing™-K on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●
the costs and timing of future commercialization activities, including sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the cost to continue the development of the DeepSolar technology to develop a wider portfolio of solutions;

●	the cost of establishing a sales, marketing, and technical support infrastructure to support the ramp up of the DeepSolar solution;

●	the amount of revenue, if any, received from commercial sales of PRF-110 or OcuRing™-K, should it receive marketing approval, or from DeepSolar solution;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●
our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the current war between Israel and Hamas which may exacerbate the magnitude of the factors discussed above.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table sets forth the major components of our statements of cash flows for the periods presented (U.S. dollars in thousands):

	Six months Ended June 30, 2025	Six months Ended June 30, 2024
Net cash used in operating activities	$(1,982)	$(8,644)
Net cash used in investing activities	(50)	(12)
Net cash provided by financing activities	1,247	3,410
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	8	3
Decrease in cash and cash equivalents and restricted cash	(777)	(5,243)
Cash and cash equivalents and restricted cash, at the beginning of period	4,271	8,036
Cash and cash equivalents and restricted cash, at the end of period	$3,494	$2,793

Net cash used in operating activities

For the six months ended June 30, 2025 and 2024, net cash used in operating activities was $2.0 million and $8.6 million, respectively. The decrease reflects the completion of significant trial-related expenditures that had impacted 2024 results.

Net cash used in investing activities

For the six months ended June 30, 2025, net cash used by investing activities was $50,000, compared to net cash used in investing activities of $12,000 in the six months ended June 2024. The change was due to a short term bridge loan given to LayerBio.

Net cash provided by financing activities

For the six months ended June 30, 2025 net cash provided by financing activities was $1.3 million compared to $3.4 million as of June 30, 2024 due to raising higher funds in the six months of 2024.

Trend Information.

We are in a development stage with regard to drug development and early commercialization with respect to our DeepSolar technology. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Judgments and Estimates

Our statements are prepared in accordance with GAAP. Some of the accounting methods and policies used in preparing our financial statements under GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. See Note 3 to the accompanying financial statements.